Exhibit 1

ASX

ANNOUNCEMENT

FRIDAY 28 JULY 2017

Westpac Institutional Bank – Market Update

Westpac Institutional Bank (WIB) Chief Executive Lyn Cobley will today deliver a market update on the division’s strategy, the first dedicated presentation on the division since she joined the Group in 2015. WIB contributed 17% of the Westpac Group’s cash earnings and had a ROE of 14.1% for the half year ended 31 March 2017.

Ms Cobley said Westpac has built an institutional franchise that has consistently responded to the changing environment with a disciplined approach to managing risk and improving returns.

“Our strategy has proven to be the right one. We have made strong progress in service leadership and digital transformation to retain and deepen customer relationships,” Ms Cobley said.

“We will continue to invest in our core capabilities and transform the service and digital experience for our customers as they seek to become more efficient in a low-growth environment.”

WIB is an important and valuable part of the broader Westpac Group. It provides diversification benefits, great industry insights and supports the bank’s other divisions across Business, Wealth and Consumer.

Serving more than 2,700 customers, including 94% of the ASX top 100, WIB has significant scale, particularly in transactional banking – managing more than 850 relationships with a 99% retention rate. WIB has comprehensive product coverage supported by an international presence and a track record of prudent risk management.

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Media Enquiries

Emma Cunningham

Head of Communications, External

Westpac Institutional Bank

+61 466 379 081

ecunningham@westpac.com.au